                      SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934



          For the month of    June       , 2000.
                            -------------


                                 Transtel S.A.
-------------------------------------------------------------------------------
                (Translation of Registrant's Name Into English)

      Calle 15 #33-289, Autopista, Cali-Yumbo Km.2, Cali-Valle, Colombia
-------------------------------------------------------------------------------
                   (Address of Principal Executive Offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

          Form 20-F  X     Form 40-F ____
                    ---

          (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

          Yes ____    No   X
                          ---

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)

                                TRANSTEL S.A.--
          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS


  (Pesos of June 30, 2000 purchasing power and U.S. Dollars, unless otherwise specified)



General

  Transtel S.A. ("Transtel" or the "Company") is the largest private telephone company in Colombia, providing telephone service to both business and residential subscribers. The Company currently owns and operates telephone systems serving ten cities, with an aggregate population of 3.1 million people, located in the southwestern region of Colombia. As of June 30, 2000, such systems provided service to an aggregate of approximately 287,217 subscribers and had an average penetration of 28.7 lines per 100 people.

  Over the six months ended June 30, 2000 the Company has successfully rationalized and improved its subscriber base by discontinuing service to delinquent accounts while continuing to add new high quality subscribers. Despite this Company imposed churn, the Company's growth has continued apace and has now more than replenished previously terminated subscribers. The Company has also continued to grow its other businesses and as of June 30, 2000 had 23,839 cable TV subscribers, 13,732 Internet subscribers, 10,017 voice mail customers and 201,243 subscribers of special services.

     The Company generates revenues by providing telephone services to its commercial and residential subscribers. The Company's sources of revenue consist of: (i) basic fixed charges based either on the predecessor telephone operator or the existing competitive tariff structure, (ii) local usage charges based on the number of minutes used per month; (iii) access charges for national and international long distance tariffs collected for providing such services to and from the Company's networks generated from incoming and outgoing calls; (iv) the sale of equipment to subscribers; (v) value-added services such as video conference calling and voice mail; and (vi) connection fees from each new subscriber connected to the Company's network. In addition, the Company expects to generate additional revenues from its subscribers' growing use of the Internet. The Company's subscribers, who elect Internet service, will pay a monthly service fee and related usage charges.

The Company's revenues trend for the last six months shows a different composition resulting that usage derived revenues are an increasing share of overall revenues. The last two quarters have also evidenced the increasing importance of local services revenues (those from basic charges an local usage). In the six months ended June 30, 2000, these revenues accounted for approximately 77% of revenue compared to the 43%. Aside from the decline in connection fee revenue, this fact reflects the importance of tariff increases and the Company's call completion efficiency. The trend seen in the last quarterly reports continues as revenues for local telephone services, (basic and local usage charge), are becoming more and more important in total revenue contribution to the company. This type of revenue generation is not dependent on third party operations (long distance and cellular). Also the growth of local services emphasizes the importance of the tariffs increases applied.

Six months ended June 30, 1999 and 2000


The following is a discussion of the consolidated financial condition as of June 30, 1999 and 2000 and the results of operations of the Company for the ended June 30, 1999 and 2000. The discussion should be read in conjunction with the unaudited Consolidated Interim Financial Statements of the Company as of and for the six months ended June 30, 1999 and 2000, and the notes thereto included elsewhere herein. The unaudited Consolidated Interim Financial Statements have been prepared in accordance with Colombian GAAP, which differs in certain significant respects from U.S. GAAP. Note 6 to the Company's unaudited Consolidated Interim Financial Statements provides a reconciliation to U.S. GAAP of the Company's net income (loss) and shareholders' equity as of and for the ended June 30, 1999 and 2000. Unless otherwise indicated, the financial information has been presented in constant Pesos as of June 30, 2000. Dollar amounts are translated from Pesos amounts at the Representative Market Rate on June 30, 2000, which was 2,139.11 Pesos to one Dollar. No representation is made that the Peso or Dollar amounts shown herein could have been or could be converted into Dollars or Pesos, as the case may be, at any particular rate or at all.



Subscriber Growth



The following table provides information regarding the Operating Companies:

                             TelePalmira  TeleCartago  Caucatel  TeleJamundi    Unitel    Bugatel  TeleGirardot   Unitel     Total
                             -----------  -----------  --------  -----------  ----------  -------  ------------  ---------  --------
                                                                               Wireline                          Wireless
                                                                              ----------                         ---------
Municipality served           Palmira      Cartago     Popayan    Jamundi        Yumbo      Buga Girardot            Cali        N/A
Population                    318,000      125,900      76,600     59,100       72,000   337,400  161,000/(1)/  1,908,600  3,058,600
Commencement date of
Company's operations           Sep-95       Apr-97      May-97     Jun-97       Jun-97    Jul-97   Dec-97          Jan-98        N/A

Number of subscribers at                                            New          New                                New
commencement date              15,600       13,800      10,800     System       System    10,700   23,500          System     74,400

Number of subscribers as
of December 31, 1999           68,803       32,844      23,721     12,737        9,784    26,931   53,454          57,932    286,206

Number of subscribers as
of March 31, 2000              68,138       32,816      23,687     12,700        9,756    26,904   49,799          56,949    280,749

Total subscribers as of
June 30, 2000                  69,208       33,310      23,862     13,275       10,125    27,558   50,174          59,705    287,217

Penetration/(2)/                 21.8         33.6        31.2       36.4         23.4      17.1     38.1            30.6       28.7

(1)  Includes the neighboring cities of Flandes and Ricaurte.

(2) Penetration represents the number of installed lines per 100 people. In Cartago, Jamundi, Buga, Yumbo, Cali and Girardot, penetration includes the installed lines of municipal competitors of approximately 8,952 lines, 8,250 lines, 30,005 lines, 6,705 lines, 524,690 lines and 11,225 lines as per the Company's estimates, respectively.



Pay-TV and Internet Subscribers



                             TelePalmira  TeleCartago  Caucatel  TeleJamundi   Unitel   Bugatel  TeleGirardot   Unitel      Total
                             -----------  -----------  --------  -----------  --------  -------  ------------  ---------  ---------
                                                                              Wireline                         Wireless
                                                                              --------                         ---------
Municipality served            Palmira      Cartago   Popayan     Jamundi      Yumbo       Buga Girardot            Cali        N/A
Population                     318,000      125,900    76,600       59,100    72,000    337,400  161,000/(1)/  1,908,600  3,058,600

Internet Subscribers
--------------------
Number of subscribers as         2,472          742       494            -     2,980        481        -             645     13,732
Of June 30, 2000

Internet Penetration              0.78         0.59      0.64            -      4.14       0.14        -            0.03       0.45

Number of Homes Passed              NA           NA        NA           NA        NA         NA       NA          40,000     40,000
Number of subscribers as
of June 30, 2000                    NA           NA        NA           NA        NA         NA       NA          23,839     23,839

Results of Operations

  The composition of the Company's revenues for each of periods discussed here in is as follows:

                                                              Six months ended
                                         ------------------------------------------------------------
                                             1999             %              2000              %
                                         -----------     ------------    ------------     -----------
                                         (in thousands of constant Pesos of June 30, 2000 purchasing power, except percents data)
Connection fees....................      Ps 17,657,001      27.4%        Ps 3,169,955          5.2%
Local usage charges................         14,814,358      23.0           29,535,295         48.0
Basic charges......................          9,089,664      14.1           12,745,954         20.7
Long distance charges..............         10,837,230      16.8            8,743,267         14.2
Other income.......................          3,865,300       5.9            4,821,058          7.8
                                         -------------     -----         ------------        -----
     Total telephone...............      Ps 56,263,553      87.2           59,015,529         95.9
Pay television services............          8,243,116      12.8            2,493,356          4.1
                                         -------------     -----         ------------        -----
      Total revenues...............      Ps 64,506,669     100.0%        Ps61,508,885        100.0%
                                         =============     =====         ============        =====

The following table expresses certain financial data from the Company's statement of income as a percentage of total revenues:

                                                                               Six months ended
                                                                           -----------------------
                                                                           1999               2000
                                                                           ----               ----
     Revenues.................................................             100.0%            100.0%
                                                                           -----             -----
     Costs and expenses:
          Operating costs.....................................             (15.1)            (17.4)
          Administrative expenses.............................             (25.6)            (23.4)
          Marketing expenses..................................              (6.6)             (5.7)
                                                                           -----             -----
               Total..........................................              47.3              46.5
                                                                           -----             -----
     Operating income.........................................              52.7              53.5
     Nonoperating expenses....................................             (50.1)            (77.6)
     Net monetary inflation adjustment income.................              20.6              26.0
                                                                           -----             -----
     Income before income taxes and minority interest.........              23.2               1.9
     Income tax expense.......................................              (8.6)             (1.1)
                                                                           -----             -----
     Income before minority interest..........................              14.6               0.8
     Minority interest........................................             (14.3)             (9.6)
                                                                           -----             -----
     Net income...............................................               0.3%             (8.8)%
                                                                           =====             =====

     Revenues. The total revenues for the six months ended June 30, 2000 ("Interim 2000") decreased by Ps 2.998 billion, or -5%, to Ps 61.509 billion from Ps 64.507 billion in the six months ended June 30, 1999 ("Interim 1999"). The decrease in revenues for the 2000 was mainly attributable to the decrease in connection fee revenue, pay television services, and long distance charges. The number of subscribers increased from 256,078 at June 30, 1999 to 287,217 at June 30, 2000, or 12% excluding Cablevision. The number of new subscribers increased primarily as a result of organic growth of the Operating Companies.

     Connection fee revenue in Interim 2000 decreased by Ps 14.487 billion from Ps 17.657 billion in Interim 1999 to Ps 3.170 billion as a result of 21.649 lines sold during Interim 2000 compared to 47.988 new lines sold in Interim 1999. Pay television services were Ps 2.493 billion in Interim 2000 compared to Ps8.243 billion in Interim 1999. This decrease in Pay Television revenues is due to no charges from the usage of the network for videoconferencing and other special services were accounted in Interim 2000.

Long distance charges decreased by Ps 2.094 billion from Ps 10.837 billion in Interim 1999 to Ps 8.743 billion in Interim 2000 as a result of additional revenues in Interim 1999 due to the reconciliation of additional access charges corresponding to previous periods.

However, local revenues, including basic monthly charges, local usage charges, and other fees for Interim 2000 increased by Ps 19.333 billion from Ps 27.769 billion in Interim 1999 to Ps 47.102 billion in Interim 2000.

The increase in local revenues for Interim 1999 is attributed to the increase in the number of subscribers, in the higher usage associated with that increase and also in the higher local tariffs. Local revenues that accounted for 43% of total revenues in interim 1999 increased to 77% of total revenues in interim 2000.

  Costs and Expenses. Costs and expenses for Interim 2000 decreased by Ps 1.829 billion, or -6%, to Ps 28.649 billion from Ps 30.478 billion in Interim 1999.

  Operating costs increased by Ps 0.988 billion from Ps 9.721 billion in Interim 1999 to Ps 10.708 billion mainly as a result of increases in depreciation of Ps
0.496 billion and amortizations of Ps 0.952 billion.

  Administrative expenses for Interim 2000 decreased by Ps 2.070 billion to Ps
14.418 billion from Ps 16.488 billion in Interim 1999. The decrease was mainly attributable to the decreases in salaries, benefits and other labor payments of Ps 1.585 billion, and provision for doubtful accounts of Ps 1.272 billion.

  Marketing expenses for Interim 2000 decreased by Ps 0.747 billion to Ps 3.522 billion from Ps 4.269 billion in Interim 1999. The decrease in marketing expenses was primarily attributable to the decrease in salaries, benefits and other labor payments of Ps 1.347 billion.

  Operating Income. Operating income for Interim 2000 decreased by Ps 1.170 billion from Ps 34.030 billion in Interim 1999 to Ps 32.860 billion. The decrease was mainly attributable to the decrease in revenues as a result of the decrease in connection fees.

  Non-operating Income (Expenses). Non-operating income (expenses), net for Interim 1999 and Interim 2000 consisted of the following:

                                                                            Six months ended June 30,
                                                                       ----------------------------------
                                                                           1999                   2000
                                                                       -----------            -----------
                                                                     (in thousands of constant Pesos of
                                                                      June 30, 2000 purchasing power)
     Financial Income:
           Interest income.............................            Ps   15,806,665          Ps 19,094,668
           Exchange gains..............................                 32,346,275             28,132,831
           Other financial income......................                    217,150                132,739
                                                                   ---------------          -------------
                                                                        48,370,090             47,360,238
                                                                   ---------------          -------------
     Financial Expenses:
           Interest expense............................                (25,128,759)           (38,124,726)
           Bank commissions............................                    (67,499)               (64,131)
           Exchange losses.............................                (53,205,421)           (60,001,013)
           Bank expenses...............................                   (258,330)              (428,583)
           Other financial expenses....................                    (96,157)               (69,287)
                                                                   ---------------          -------------
                                                                       (78,756,166)           (98,687,740)
                                                                   ---------------          -------------
     Other:
           Sales of scrap and extra parts..............                     42,855                 49,351
           Other, net..................................                 (2,005,210)             3,527,410
                                                                   ---------------          -------------
                                                                        (1,962,355)             3,576,761
                                                                   ---------------          -------------
     Total Non-operating Income (Expenses)                         Ps  (32,348,431)         Ps(47,750,741)
                                                                   ===============          =============

Net non-operating expenses increased from Ps32.348 billion for Interim 1999 to Ps 47.750 billion in Interim 2000. The increase was mainly due to the net exchange loss occurred during Interim 2000 associated with the Senior Notes, the Discount Notes and other liabilities denominated in Dollars due to the devaluation of 14.16% of the Colombian peso with respect to the Dollar. Interest expense increased from Ps 25.129 billion in Interim 1999 to Ps 38.125 billion in Interim 2000 due to the higher indebtedness levels.

  Net Monetary Inflation Adjustment Income. Net monetary inflation adjustment income in Interim 2000 increased by Ps 2.716 billion to Ps 15.983 billion from Ps 13.267 billion in Interim 1999.

  Income Tax Expense. Income tax expense for Interim 2000 decreased by Ps 4.827 billion to Ps 0.690 billion from Ps 5.517 billion in Interim 1999 primarily because of tax loss carry forward benefits recorded for Transtel S.A. during 2000.

  Minority Interest. Minority interest for Interim 2000 decreased by Ps 3.287 billion to Ps 5.935 billion from Ps 9.222 billion for Interim 1999 because of the decreased net income of the operating subsidiaries.

  Net Income. Total income decreased by Ps (5.742) billion from Ps 0.210 billion for Interim 1999 to Ps (5.532) billion for Interim 2000 as a result of the factors discussed above.

Liquidity and Capital Resources

  Net cash used by operating activities during Interim 2000 was Ps 3.277 billion as compared provided to Ps 13.439 billion for Interim 1999. The decrease in cash used from operations for Interim 1999 was primarily caused by a decrease in net income and was partially offset by an increase in accounts receivable and deferred charges. Net cash used in investing activities during Interim 2000 was Ps 67.685 billion as compared to Ps 1.220 billion provided in Interim 1999. Cash used in investing activities in Interim 2000 continues to relate to the construction of new network systems and the upgrade of existing network systems. In addition, cash used in investing activities in Interim 2000 includes the net maturity of short-term and long-term investments of Ps 5.409 billion. Net cash provided by financing activities during Interim 2000 was Ps 46.313 billion as compared to Ps 11.438 billion used in Interim 1999. As of June 30, 2000, the Company's borrowings were Ps 424.109 billion, consisting primarily of the Senior Notes of Ps 320.866 billion and the Discount Notes of Ps 42.853 billion. Substantially all of the borrowings at June 30, 2000 are denominated in Dollars. The Company also has obligations under leases, some of which are not capitalized in accordance with Colombian GAAP, but are required to be capitalized under U.S. GAAP.

  The Company's principal liquidity requirements are to finance the construction, development and expansion of its networks , debt service (primarily on the Senior Notes), working capital and general corporate purposes, including future acquisitions. The Company's initial expansion and upgrade project (the "Expansion")was projected to require aggregate capital expenditures of approximately $178.2 million, of which approximately $7.7 million had been financed with local bank borrowings, all of which have been repaid with proceeds of the Senior Notes Offering, and $1.5 million of cash flow from operations. The Company completed the Expansion on December 31, 1998 and financed the remainder of the Expansion with (i) approximately $38.3 million of the proceeds of the Senior Notes Offering; (ii) approximately $102.1 million of Vendor Financing;
(iii) the sale of investments of $8.5 million; and (iv) approximately $20.2 million of DIAN Financing.

  As a result of the Senior Notes Offering, the Discount Notes, the Vendor Financing, the DIAN Financing and the incurrence of certain other indebtedness, the Company will be required to satisfy certain debt service requirements. Following the disbursements in May and November 1998 and 1999 of all the proceeds in the Escrow Account, a substantial portion of the Company's cash flow is utilized to service the Senior Notes, the Vendor Financing and the DIAN Financing. The Senior Notes will require semi-annual interest payments of approximately $9.4 million and the Vendor Financing will require semi-annual interest and principal payments of approximately $7.2 million. In addition, the DIAN Financing will require semi-annual principal payments of approximately $2.0 million. The cash interest due on the Discount Notes will not exceed $44,000 in any year through 2008; however, the principal of $15.0 million plus accrued interest of $86.9 million will be due on August 13, 2008. The Company is required to meet various financial covenants under the Indenture. As of June 30, 2000 and September 10, 1999, the Company is in compliance with all such financial covenants.

  The Senior Notes are the exclusive obligation of the Company, which is a holding company with no business operations of its own. The operations of the Company are conducted through the Operating Companies, which are separate and distinct legal entities. Other than the obligation to repay the Intercompany Notes to the Company, the Operating Companies have no obligation, contingent or otherwise, to pay any amounts due pursuant to the Senior Notes or the Certificates, to make any funds available to the Company to enable it to make payments on the Senior Notes and consequently, to make the funds available to the Trust to make payments on the Certificates, to make funds available in order to make investments in the Operating

Companies, to meet working capital needs or other liabilities of the Company or for any other reason. In addition, the Operating Companies are currently not wholly-owned subsidiaries of the Company, but instead are owned jointly by the Company and local municipalities. Any dividends issued by the Operating Companies must be distributed pro rata to all of their shareholders. As a result, the Company cannot be assured that it will be able to generate significant cash through dividends or other distributions from the Operating Companies in the foreseeable future and there can be no assurance that the Company will be able to generate any significant cash flow from the Operating Companies at any time in the future. Since the Company's assets consist primarily of its ownership interests in the Operating Companies, the Senior Notes (and therefore the Certificates) will be effectively subordinated (other than as to claims that the Company can make under the Intercompany Notes) to all existing and future debt and other liabilities (including trade payables) of the Operating Companies, and the Company's right to receive the assets of the Operating Companies upon their liquidation or reorganization will be subject to the claims of such Operating Companies' creditors (including trade creditors).

  Annual interest payments on the Senior Notes by the Company will be approximately $18.8 million, plus any additional interest as required, through November 1, 2007. The principal amount of the Senior Notes is due on November 1, 2007. As of June 30, 2000, the Company has lent $95.5 million (Ps 204.198 billion) of the proceeds from the Senior Notes to six of its Operating Companies as evidenced by Intercompany Notes which were executed as of December 31, 1998. Balances loaned to each subsidiary as of June 30, 2000 are as follows:

                                                    As of June 30, 2000
                                     -------------------------------------------
                                     (in thousands of constant Pesos of June 30,
                                        2000 purchasing power and in Dollars)
Unitel........................          Ps  64,152,677           $29,990,359
TeleJamundi...................              46,539,491            21,756,474
TelePalmira...................              48,750,011            22,789,857
TeleCartago...................              21,038,650             9,835,235
Caucatel......................              15,795,285             7,384,045
Bugatel.......................               7,922,207             3,703,506
                                        --------------           -----------
                                        Ps 204,198,321           $95,459,476
                                        ==============           ===========

The Intercompany Notes bear interest at 12 1/2%, are payable in U.S. dollars, and are also due on November 1, 2007. The Intercompany Notes become due and payable upon the acceleration of the Senior Notes issued by Transtel S.A. under the Indenture.

  Summarized financial information on a Colombian GAAP basis of each of the Operating Companies that has issued an Intercompany Note to Transtel S.A. as of and for the six month ended June 30, 2000 are presented below. Other than TelePalmira, which began its commercial operations in 1995, the other Operating Companies listed below did not commence commercial operations until generally mid-1997.



      INCOME STATEMENT INFORMATION OF SUBSIDIARIES WITH INTERCOMPANY NOTES
                     For the Six Month Ended June 30, 2000

   (Amounts in thousands of constant Pesos of June 30, 2000 purchasing power)

                                           TelePalmira      Unitel      TeleJamundi   TeleCartago     Bugatel       Caucatel
                                          -------------  -------------  ------------  ------------  ------------  -------------
Total revenues--subscribers...........    Ps15,151,920   Ps 15,503,872  Ps 1,766,228  Ps 7,849,283  Ps 6,000,242  Ps  5,119,645

Operating income (loss)...............       9,467,457      10,834,139       468,565     5,883,917     4,059,496      3,293,322

Net income............................      (1,580,251)      9,817,021       591,312     5,601,661     2,013,001      3,355,352

         CASH FLOW INFORMATION OF SUBSIDIARIES WITH INTERCOMPANY NOTES
                     For The Six Month Ended June 30, 2000

   (Amounts in thousands of constant pesos of June 30, 2000 purchasing power)

                                             TelePalmira        Unitel      TeleJamundi   TeleCartago      Bugatel       Caucatel
                                            --------------  --------------  ------------  ------------  -------------  -------------
Cash flow (used)  provided by operating
   activities............................   Ps (9,259,027)  Ps 11,615,783   Ps (466,477)   Ps 758,739   Ps 8,594,607   Ps 2,279,717
Cash flow used by investing
   activities............................        (656,644)    (24,912,610)  (10,288,886)   (5,685,604)    (9,291,218)    (4,916,161)
Cash flow provided (used) by financing
   activities............................       6,857,465      10,377,916     7,642,679     2,344,393        705,911      1,558,481

    BALANCE SHEETS OF SUBSIDIARIES WITH INTERCOMPANY NOTES AT JUNE 30, 2000 (Amounts in thousands of constant Pesos of June 30, 2000 purchasing power)

                                         TelePalmira       Unitel        TeleJamundi     TeleCartago     Bugatel        Caucatel
                                        -------------   -------------    ------------    ------------  ------------   ------------
Current assets......................    Ps 20,442,358   Ps 38,372,570    Ps 6,330,008    Ps 9,414,750  Ps 7,575,489   Ps 5,864,262
Properties, plant and equipment.....       93,363,808     109,739,556      57,786,893      59,311,789    44,901,468     42,814,596
Other noncurrent assets.............       40,439,036      33,651,059       9,342,921       9,744,935     9,901,911      5,499,787
                                        -------------   -------------    ------------    ------------  ------------   ------------
  Total assets.................         Ps154,245,202   Ps181,763,185    Ps73,459,822    Ps78,471,474  Ps62,378,868   Ps54,178,645
                                        =============   =============    ============    ============  ============   ============

Current liabilities                     Ps 22,923,354   Ps 32,573,600    Ps 3,785,562    Ps12,963,238  Ps14,932,197   Ps 5,657,299
Capital lease obligations                  16,537,831       8,659,710       7,210,037       8,875,070    10,952,607        564,183
Intercompany Note to Transtel              44,894,477      82,235,474      50,862,013      25,917,039     7,378,469     14,331,411
Other noncurrent liabilities                3,846,593       4,467,458       2,460,604       1,492,465     1,349,358      1,447,242
                                        -------------   -------------    ------------    ------------  ------------   ------------
  Total liabilities                        88,202,255     127,936,242      64,318,216      49,247,812    34,612,631     22,000,135
Total shareholders' equity                 66,042,947      53,826,943       9,141,606      29,223,662    27,766,237     32,178,510
                                        -------------   -------------    ------------    ------------  ------------   ------------
  Total liabilities and shareholders'
    Equity.........................     Ps154,245,202   Ps181,763,185    Ps73,459,822    Ps78,471,474  Ps62,378,868   Ps54,178,645
                                        =============   =============    ============    ============  ============   ============

  Connection fees revenue for the six months ended June 30, 2000 were Ps0.497 billion, Ps1.949 billion, Ps0.024 billion, Ps0.096 billion, Ps0.195 billion and Ps(0.266) billion at TelePalmira, Unitel, TeleJamundi, TeleCartago, Bugatel and Caucatel, respectively.

  In addition to the Intercompany Notes, these six Operating Companies have capital lease obligations and short-term bank borrowings totaling Ps12.542 billion and Ps18.633 billion, respectively, included in current liabilities at June 30, 2000. As indicated in the above summarized balance sheet information, these six Operating Companies have total long-term capital lease obligations of Ps52.799 billion at June 30, 2000. As these subsidiaries install and accept the remaining Global Leases, the IBM Arrangement and the related DIAN Financing, additional financial obligations totaling Ps 110.292 billion will be incurred.

     Although the interest payments on the Senior Notes for the first four payments (through November 1, 1999) was paid from the Escrow Account, which was funded with a portion of the proceeds of the Senior Notes, the ability of the Company to make payments of interest after November 1, 1999 and of the $150.0 million principal balance due on November 1, 2007 will be largely dependent upon the future performance of the Operating Companies and their ability to pay the interest and principal due under the Intercompany Notes. Many factors, some of which will be beyond the Company's and the Operating Companies' control (such as prevailing economic conditions) may affect their performance. There can be no assurance that the Operating Companies will be able to generate sufficient cash flow to cover required interest and principal payments when due on the Intercompany Notes or that the Company will be able to generate sufficient cash flow for it to be able to make its principal and interest payments in the future. Although cash and interest from the Escrow Account has been sufficient service these intercompany obligations through June 30, 2000 , these six Operating Companies have not yet (through June 30, 2000) been able to generate sufficient cash flow from operations to make such interest payments had they been due in cash. If the Company is unable to make principal and interest payments in the future, it may, depending upon the circumstances which then exist, seek additional equity or debt financing, attempt to refinance its indebtedness or sell all or part of its business or assets to raise funds to repay its indebtedness.

  On December 31, 1998, the Company sold $15.0 million (Ps32.087 billion) of its 20.32% Senior Discount Notes due 2008 in a private placement. Interest at 0.10% will be payable in cash each year through August 13, 2008. Interest at 20.22% per annum will accrue over the term of the notes, and the total accrued interest of $86.9 million (Ps185.889 billion) and principal of $15.0 million (Ps25.982 billion) will be due on August 13, 2008. The balance of the discount notes, including interest accreted but unpaid, is $16.5 million (Ps 35.295 billion) at June 30, 2000. The Discount Notes are unsecured senior obligations of the Company and will be fully and unconditionally guaranteed on a senior, unsecured basis by each Operating Company in which the Company acquires 100% of the minority interest or provides indebtedness with the proceeds of the Discount Notes. As of June 30, 2000, no guarantees have been required from nor has any indebtedness [related to the Senior Notes] been provided to any Operating Company.

  The Company expects to consider additional acquisitions that fit its strategic plans. Although the Company has had discussions concerning such potential acquisitions, to date, no agreements have been reached with regard to any particular transaction. Any such acquisitions that the Company might consider are likely to require additional equity and/or debt financing, which the Company will seek to obtain as necessary. Management believes that, based on its current operations and anticipated growth it will have adequate funds to meet its future cash requirements.


Accounting for Inflation

  As a Colombian company, the Company maintains its financial records in Pesos. Colombian GAAP requires that the financial statements of Colombian companies be adjusted to account for inflation. The inflation rate for the six months ended June 30, 2000 was 6.25%. Financial statements are adjusted for the effects of inflation on the basis of changes in the Colombian MCPI. Commencing January 1, 2000, this index is applied on a one-month lagging basis to nonmonetary assets (except inventory) and liabilities and shareholders' equity accounts. Monetary balances are not adjusted because they reflect the purchasing power of the currency on the date of the balance sheet. Foreign currency balances are not adjusted because they are translated into Pesos at the exchange rate in effect on the same date. The resulting net gain or loss from exposure to inflation is reflected as "Net monetary inflation adjustment income (loss)" in the income statement for each period in question. On December 24,1998, the Colombian Congress decreed a National Fiscal Change to apply after January 1, 1999. This regulation eliminated inflation adjustments relating to inventories and revenues and expenses.


Income Tax Matters

  Consolidated income tax returns are not permitted in Colombia. The effective statutory income tax rate for the Company was 35% for 1996, 1997, 1998 and 1999 and for the six months ended June 30, 2000. Under Colombian law, Transtel S.A. must pay a minimum tax which is presumed to be not less than the greater of 5% of shareholders' equity for tax purposes at the end of the immediately preceding year or 1.5% of gross assets for tax purposes at the end of the immediate preceding year. Adjustments to income to account for inflation are taken into account for income tax purposes; however, operating companies such as Transtel's subsidiaries are not subject to such a minimum income tax.

  In accordance with Law 142 of 1994 and Law 223 of 1995, entities which render basic residential telephony services and which are mixed capital companies (i.e., companies with both public and private capital, such as the Company's subsidiaries) are partially exempt from the payment of income taxes for a term of seven years from 1996 with respect to profits which are retained for upgrade, expansion or replacement of telephone systems. These companies are exempt from taxes on 100% of income related to basic telephony services for 1996; thereafter the exemption reduces by 10 percentage points each taxable year through 2000 and then reduces by 20 percentage points in 2001 and 2002. After 2002, there is no exemption.

  In July 1997, Law 383 of 1997 established that dividends declared from companies similar to Transtel's subsidiaries and paid to government entities are not taxable. As there is not a similar exclusion for private investors such as Transtel S.A., the Company expects that future dividends paid to Transtel S.A. by the Operating Companies will be taxable.


Reconciliation to U.S. GAAP


     The unaudited Consolidated Interim Financial Statements are prepared in accordance with Colombian GAAP, which differ from U.S. GAAP in certain significant respects. A comparison of the Company's net income (loss) and shareholders' equity at and for the semester ended June 30, 1999 and 2000, under Colombian GAAP and after reflecting the material adjustments which arise when U.S. GAAP is applied instead of Colombian GAAP, is shown below:


                                                  Six months ended,
                                   ---------------------------------------------
                                               1999                 2000
                                             --------             --------
                                     (in thousands of constant Pesos of June 30,
                                               2000 purchasing power)
Net Income (Loss)
     Colombian GAAP...............        Ps   209,628         Ps (5,532,189)
     U.S. GAAP....................          (8,579,041)             (988,750)
Shareholders' Equity
     Colombian GAAP...............          89,038,655            91,303,357
     U.S. GAAP....................          38,578,400            35,706,878


     As more fully described and quantified in Note 6 to the unaudited Consolidated Interim Financial Statements, the major differences between Colombian GAAP and U.S. GAAP in each period relate to:- income taxes, revaluation of assets, depreciation expense, capitalized interest, deferred charges, capital leases, revenue recognition, reversal of monetary correction and purchase of properties from a shareholder.

Recent Events

Macroeconomics

During the second quarter of 2000, the Colombian economy continued to demonstrate its tendency towards a slow recovery. The government estimates industry and GDP growth of 7.2% and 3.6%, respectively in the first quarter 2000. Exports have shown a steady upward tendency increasing 20.85% from last year thereby creating a foreign exchange surplus of US$1.0 billion. However, urban unemployment is at a record 20.4% (p) at the end of June 2000.

Although the economy seems to be emerging from its crisis, events provoked by the guerrilla war and other political difficulties have undermined the confidence of business.

The devaluation of the Colombian peso against the dollar was 5.31% in the second quarter of 2000. The devaluation for the period from January to June was 14.2%. The expectation is for a stabilization of the exchange rate over the remainder of the year.

Tariffs

As expected, the Comision de Regulacion de Telecomunicaciones (CRT) authorized a 20 point increase in tariffs over the established annual inflation index. On the basis of this authorization the Company set in motion a gradual tariff increase of approximately 30% on an annual basis, which is being applied enacted from April to September.


Company Outlook


Furthermore the Colombian economy is showing a slow recovery, the activity of the telecommunications sector in Colombia has increased, especially demonstrated by the interest of foreign investors in some telecommunications companies in Colombia. It is worth mentioning the acquisition of the wireless companies Celumovil and Cocelco by Bell South and also the interest that Telefonica de Espana and Telecom from Italy have shown in the acquisition of ETB (Bogota's Telecommunications company) which is expected to be concluded at the beginning of September. Additionally, other international operators have also shown some interest in the acquisition of the second wireless company in Colombia.

Transtel is continuing with the execution of the Unitel expansion plan phase II in the city of Cali which includes Fiber Optic Rings using Fast Link tecnology supplied by Siemens. The company expects to have the project finished at the end of the present year ending with a capacity of 85,000 lines. The market in the city of Cali has respond well not just because of Unitel's good quality of service but because of all the problems that the incumbent company has had due to its financial and administrative crisis.

In addition to the above, the company has greatly improved its collecting process of accounts receivables through the implementation of modern and effective processes.

                                 TRANSTEL S.A.

                          CONSOLIDATED BALANCE SHEETS
                                  (Unaudited)

                                                                                  1999               2000           2000
                                                                             --------------     --------------    --------
                                                                                                                 (Thousands
                                                                           (Thousand of pesos of June 30, 1999)  of Dollars)
                                 ASSETS
Current
  Cash..................................................................     Ps  12,389,346     Ps   5,498,798    $  2,571
  Short-term and temporary investments..................................         25,884,515            285,684         134
  Accounts receivable, net..............................................         66,196,633        101,224,971      47,321
  Inventories...........................................................          2,861,442          1,854,674         866
  Prepaid expenses......................................................            813,558          2,426,164       1,134
                                                                             --------------     --------------    --------
     Total current assets...............................................        108,145,494        111,290,291      52,026
Noncurrent
  Accounts receivable...................................................         46,909,620         53,928,308      25,211
  Properties, plant and equipment, net..................................        368,632,592        477,605,817     223,273
  Deferred monetary correction..........................................          5,633,088          7,364,294       3,443
  Deferred costs........................................................         69,905,464         53,081,539      24,815
  Long-term investments.................................................          3,374,232          7,130,507       3,333
  Other assets..........................................................          6,579,748         13,587,175       6,352
  Reappraisal of assets.................................................         38,545,143         40,395,116      18,884
                                                                             --------------     --------------    --------
     Total assets.......................................................     Ps 647,725,381     Ps 764,383,047    $357,337
                                                                             ==============     ==============    ========

                  LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
  Short-term debt.......................................................     Ps  13,323,307     Ps  18,632,798    $  8,711
  Current portion of other long-term debt...............................          1,872,580          3,888,811       1,818
  Current portion of capital lease obligations..........................         10,587,636         12,542,044       5,863
  Accounts payable......................................................         41,189,712         73,121,148      34,183
  Tax liabilities.......................................................         15,886,803         20,631,194       9,645
  Labor liabilities.....................................................            340,326          2,689,555       1,257
  Other liabilities.....................................................          1,823,027          2,444,240       1,143
  Accrued pension obligations...........................................            684,597          1,243,186         581
                                                                             --------------     --------------    --------
     Total current liabilities..........................................         85,707,988        135,192,976      63,201
Long-term liabilities
  12 1/2% Senior Notes due 2007.........................................        284,517,170        320,866,500     150,000
  20.32% Senior Discount Notes due 2008.................................         31,223,853         42,853,461      20,033
  Other long-term debt..................................................          7,072,334          7,512,562       3,512
  Capital lease obligations.............................................         47,439,212         52,876,110      24,719
  Deferred monetary correction..........................................          7,357,306         13,030,465       6,092
  Accrued pension obligations...........................................          7,576,809          6,471,898       3,026
  Other liabilities.....................................................         12,756,980         14,217,760       6,645
                                                                             --------------     --------------    --------
     Total liabilities..................................................        483,651,652        593,021,732     277,228
                                                                             --------------     --------------    --------
Minority interest.......................................................         75,035,075         80,057,958      37,426
                                                                             --------------     --------------    --------
Commitments
Shareholders' equity:
  Common stock, Ps1 par value, 50 billion shares
     authorized; 34,611,747,976 shares issued
     and outstanding (5,039,801,222 in 1998)............................         52,317,241         52,317,241      24,457
  Retained earnings.....................................................         20,855,511         17,900,113       8,368
  Surplus from reappraisal of assets....................................         15,865,902         21,086,003       9,858
                                                                             --------------     --------------    --------
     Total shareholders' equity.........................................         89,038,654         91,303,357      42,683
                                                                             --------------     --------------    --------
     Total liabilities and shareholder's equity.........................     Ps 647,725,381     Ps 764,383,047    $357,337
                                                                             ==============     ==============    ========

Memorandum accounts.....................................................     Ps 184,464,719     Ps 323,376,804    $151,174
                                                                             ==============     ==============    ========

   The accompanying notes are an integral part of the consolidated financial statements.

                                 TRANSTEL S.A.

                       CONSOLIDATED STATEMENTS OF INCOME
                                  (Unaudited)

                                                   For the Six Months Ended June 30,                For the Three Months Ended
                                                                                                             June 30,
                                             -------------------------------------------------   ----------------------------------
                                                  1999              2000            2000                2000            2000
                                                  ----              ----            ----                ----            ----
                                             (Thousands of Pesos of June 30,   (Thousands of       (Thousands of    (Thousands of
                                             2000 purchasing power)              Dollars--       Pesos of June 30,    Dollars --
                                                                                Unaudited)        2000 purchasing     Unaudited
                                                                                                       power)
Revenues...................................  Ps  64,506,669    Ps  61,508,885    $  28,754         Ps  30,980,661    $  14,483
                                             --------------    --------------    ---------         --------------    ---------

Costs and expenses:
  Operating costs..........................       9,720,204        10,708,416        5,006              4,058,611        1,897
  Administrative expenses..................      16,487,668        14,418,040        6,740              8,571,848        4,007
  Marketing expenses.......................       4,269,167         3,522,086        1,646              1,508,173          706
                                             --------------    --------------    ---------         --------------    ---------
                                                 30,477,039        28,648,542       13,392             14,138,632        6,610
                                             --------------    --------------    ---------         --------------    ---------
     Operating income......................      34,029,630        32,860,343       15,362             16,842,029        7,873
                                             --------------    --------------    ---------         --------------    ---------
Non operating income (expenses)
  Financial income.........................      48,370,090        47,360,238       22,140             25,511,196       11,926
  Financial expenses.......................     (78,756,166)      (98,687,740)     (46,135)           (52,551,784)     (24,567)
  Other....................................      (1,962,355)        3,576,761        1,672              3,518,828        1,645
                                             --------------    --------------    ---------         --------------    ---------

                                                (32,348,431)      (47,750,741)     (22,323)           (23,521,760)     (10,996)
                                             --------------    --------------    ---------         --------------    ---------
Net monetary inflation adjustment income...      13,268,005        15,983,180        7,472              5,460,737        2,553
                                             --------------    --------------    ---------         --------------    ---------
  Income (loss) before income taxes
    and minority interest..................      14,949,204         1,092,782          511             (1,218,994)        (570)
Income tax (expense) benefit...............      (5,517,258)         (689,765)        (323)               (32,630)         (15)
                                             --------------    --------------    ---------         --------------    ---------
       Income (loss) before minority
         interest..........................       9,431,946           403,017          188             (1,251,624)        (585)
Minority interest..........................      (9,222,318)       (5,935,206)      (2,774)            (2,372,034)      (1,109)
                                             --------------    --------------    ---------         --------------    ---------
     Net  income (loss)....................  Ps     209,628    Ps  (5,532,189)   $  (2,586)        Ps  (3,623,658)   $  (1,694)
                                             ==============    ==============    =========         ==============    =========

Earnings per share (in single Pesos and
  Single Dollars per share)................  Ps        0.01    Ps       -0.16    $       -         $        -0.10    $       -
                                             ==============    ==============    =========         ==============    =========

   The accompanying notes are an integral part of the consolidated financial statements.

                                 TRANSTEL S.A.

          CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                  (Unaudited)

                    Six months Ended June 30, 1999 and 2000
             (Thousands of Pesos of June 30, 2000, except shares)

                                          Common Shares Outstanding
                                         ----------------------------
                                            Number          Amount          Retained          Surplus from           Total
                                         -----------    -------------
                                                                            Earnings           Reappraisal      Shareholders'
                                                                         --------------
                                         (Thousands)                                            of Assets           Equity
                                                                                             --------------     --------------
Balance at December 31, 1998..........    34,611,748    Ps 52,318,388    Ps  20,646,340      Ps  16,829,605     Ps  89,794,333
Net income............................                                          209,628                                209,628
Movement during the period............                                                             (965,307)          (965,307)
                                          ----------    -------------    --------------      --------------     --------------
Balance at June 30, 1999..............    34,611,748       52,318,388        20,855,968          15,864,298         89,038,654
                                          ==========    =============    ==============      ==============     ==============

Balance at December 31, 1999..........    34,611,748    Ps 52,317,241    Ps  23,432,302      Ps  19,136,931     Ps  94,886,474
Net income............................                                       (5,532,189)                            (5,532,189)
Movement during the period............                                                            1,949,072          1,949,072
                                          ----------    -------------    --------------      --------------     --------------

Balance at June 30, 2000..............    34,611,748    Ps 52,317,241    Ps  17,900,113      Ps  21,086,003     Ps  91,303,357
                                          ==========    =============    ==============      ==============     ==============

        Retained earnings balances consist of the following:

                                                            June 30,
                                                 ------------------------------
                                                      1999             2000
                                                 -------------    -------------
Legal reserve.................................   Ps    708,146    Ps  1,142,932
Appropriated for future construction..........         947,528        5,753,127
Appropriated for future acquisitions..........       5,425,774       16,536,243
Unappropriated retained earning...............      13,774,520       (5,532,189)
                                                 -------------    -------------
                                                 Ps 20,855,968    Ps 17,900,113
                                                 =============    =============


   The accompanying notes are an integral part of the consolidated financial statements.

                                 TRANSTEL S.A.

           CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
                                  (Unaudited)

                                                               For the Six Months Ended June 30,          For the Three Months
                                                                                                               Ended June 30,
                                                       ------------------------------------------------   ------------------------
                                                               1999            2000           2000          2000          2000
                                                               ----            ----           ----          ----          ----
                                                                                                        (Thousands of
                                                       (Thousands of Pesos of June 30, 2000 (Thousands     Pesos of     (Thousands
                                                               purchasing power)               of       June 30, 2000       of
                                                                                            Dollars--    purchasing      Dollars
                                                                                            Unaudited)     power)       Unaudited)
Sources of working capital:
  Net income (loss)...................................   Ps    209,628    Ps (5,532,189)   $ (2,586)   Ps (3,623,658)   $ (1,694)
    Items that do not utilize (provide)
     Working capital:
       Depreciation...................................       2,462,103        2,604,851       1,218        1,175,426         549
       Amortization...................................       6,729,430        6,773,904       3,167        1,446,872         676
       Deferred income taxes..........................      (1,006,012)               0           0                0           0
       Allowance for writedown of properties,
       plant and equipment............................          43,181          479,529         224          231,808         108
       Accretion of Interest on Senior Discount Note..       2,881,041        6,239,465       2,917        4,453,389       2,082
       Allowance for doubtful accounts................       1,271,711                0           0                0           0
       Minority interest..............................       9,222,116        5,935,206       2,774        3,372,705       1,577
       Net inflation adjustment from non-current
       balance sheet accounts.........................     (13,267,714)     (15,983,181)     (7,472)      (5,456,896)     (2,550)
       Deferred monetary correction, net..............        (790,294)      (3,098,615)     (1,449)      (1,321,076)       (618)
                                                         -------------    -------------    --------    -------------    --------
     Working capital provided by operations...........       7,755,190       (2,581,030)     (1,207)         278,570         130
                                                         -------------    -------------    --------    -------------    --------

     Financial resources generated otherwise:
       Senior notes AND discount notes................                       19,114,579       8,936       18,761,905       8,771
       Accrued Pension obligations....................         (50,988)         263,493         123              361           0
       Increase (decrease) in other debt..............      (3,301,401)       7,512,562       3,512        7,455,844       3,486
       Capital lease obligations......................      13,763,246       12,032,833       5,625         (366,915)       (172)
       Increase in other liabilities..................        (132,986)       1,880,896         879        1,766,253         826
       Investment by minority interest................      (4,333,941)      (1,713,062)       (800)      (1,371,362)       (641)
                                                         -------------    -------------    --------    -------------    --------
                                                             5,943,930       39,091,301      18,275       26,246,086      12,270
                                                         -------------    -------------    --------    -------------    --------
           Total financial resources generated........      13,699,120       36,510,271      17,068       26,524,656      12,400
                                                         -------------    -------------    --------    -------------    --------
     Financial resources utilized:
       Purchases of properties, plant and
        Equipment.....................................     (65,829,028)     (70,767,806)    (33,083)     (30,131,438)    (14,086)
       Increase in accounts receivable................                        2,466,462       1,153        2,466,462       1,153
       Increase in deferred charges...................                           (5,053)         (2)          (4,297)         (2)
       Decrease in long-term investments..............         132,419       (5,240,089)     (2,450)         860,951         402
       Decrease in other assets.......................       1,300,670        1,518,149         710          859,357         402
       Increase in deferred costs.....................      (5,149,252)               0           0                0           0
       Increase in other assets
       Noncurrent accounts receivable.................                                                       331,060         155
       Decrease in accounts receivable................       2,856,516                0           0                0           0
                                                         -------------    -------------    --------    -------------    --------
                                                           (66,688,675)     (72,028,337)    (33,672)     (25,617,905)    (11,976)
                                                         -------------    -------------    --------    -------------    --------
     Effect of revaluing to constant pesos............      34,571,671       25,229,407      11,794        7,451,556       3,483
                                                         -------------    -------------    --------    -------------    --------
           Increase (decrease) in working capital.....   Ps(18,417,884)   Ps(10,288,659)   $ (4,810)   Ps  8,358,307    $  3,907
                                                         =============    =============    ========    =============    ========
Changes in working capital components:
  Cash................................................   Ps  8,182,491    Ps   (131,038)   $    (61)   Ps   (365,483)   $   (171)
  Short-term and temporary investments................     (43,377,698)      (8,845,326)     (4,135)      (2,678,473)     (1,252)
  Accounts receivable.................................      32,107,376       19,894,608       9,300       11,599,345       5,423
  Inventories.........................................        (280,019)        (672,807)       (315)        (196,796)        (92)
  Prepaid expenses....................................        (116,025)       2,014,532         942        1,971,015         921
  Short-term debt.....................................       2,658,599       (4,868,018)     (2,276)       3,429,289       1,603
  Short-term and current portion of
  Other long-term debt................................        (149,212)        (321,293)       (150)         459,822         215
  Current portion of capital lease obligations........      (5,750,087)      (2,464,084)     (1,152)       3,838,372       1,794
  Accounts payable....................................      (5,595,344)     (22,397,740)    (10,471)      (6,612,416)     (3,091)
  Tax liabilities.....................................      (9,385,617)       6,164,661       2,882       (4,241,811)     (1,983)
  Labor liabilities  .................................         797,656       (1,441,993)       (674)       2,241,795       1,048
  Current Portion Pension obligations.................         (50,654)        (239,438)       (112)            (372)
  Other liabilities...................................       2,540,650        3,019,277       1,412       (1,085,980)       (508)
                                                         -------------    -------------    --------    -------------    --------
           Increase (decrease) in working capital.....   Ps(18,417,884)   Ps(10,288,659)   $ (4,810)   Ps  8,358,307    $  3,907
                                                         =============    =============    ========    =============    ========

  The accompanying notes are an integral part of the consolidated financial statements.

                                 TRANSTEL S.A.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (Unaudited)

                                                              For the Six Months Ended June 30,           For the Three Months
                                                                                                              Ended June 30,
                                                   ---------------------------------------------------------------------------------
                                                            1999             2000           2000             2000           2000
                                                            ----             ----           ----             ----           ----
                                                   (Thousands of Pesos of June 30, 2000 (Thousands     (Thousands of  (Thousands 30,
                                                            purchasing power)                of        Pesos of June
                                                                                         Dollars--          30,            Dollars--
                                                                                        Unaudited)     2000 purchasing    Unaudited)
                                                                                                            power
Cash flows from operating activities:
  Net income for the period.........................  Ps    209,628    Ps (5,532,189)   $  (2,586)     Ps  (3,623,658)   $  (1,694)
  Adjustments to reconcile net income with net cash
  Provided by operations:
     Depreciation...................................      2,462,103        2,604,851        1,218           1,175,426          549
     Amortization...................................      6,729,430        6,773,904        3,167           1,446,872          676
     Deferred income taxes..........................     (1,006,012)               0            0                   0            0
     Allowance for property plant and equipment.....         43,181          479,529          224             231,808          108
     Allowance for doubtful accounts................      1,271,711                0            0                   0            0
     Accretion of Interest on discount Senior notes.      2,881,041        6,239,465        2,917           4,453,389        2,082
     Minority interest..............................      9,222,116        5,935,206        2,775           2,030,335          949
     Net inflation adjustment from balance
     Sheet Accounts.................................    (13,267,714)     (15,983,181)      (7,472)        (5,456,896)       (2,551)
     Deferred monetary correction, net..............       (790,292)      (3,098,615)      (1,449)        (1,321,076)         (618)
  Changes in operating assets and liabilities:
     Accounts receivable............................    (29,250,862)     (17,428,146)      (8,147)        (8,801,822)       (4,115)
     Inventories....................................        280,019          672,807          315            196,796            92
     Prepaid expenses...............................        116,025       (2,014,532)        (942)        (1,971,015)         (921)
     Deferred costs.................................     (5,149,252)          (5,053)          (2)            (4,297)           (2)
     Other assets...................................      1,300,671        1,518,148          710            859,355           402
     Accounts payable...............................      5,595,344       22,397,740       10,471         (6,612,416)       (3,091)
     Labor liabilities..............................       (797,656)       1,441,993          674          2,241,795         1,048
     Tax liabilities................................      9,385,617       (6,164,661)      (2,882)        (4,241,811)       (1,983)
     Accrued pension obligations....................           (334)          24,055           11             45,786            21
     Other liabilities..............................     (2,673,636)      (1,138,380)        (534)           680,402           320
                                                      -------------    -------------    ---------      --------------    ---------
          Net cash (used for) provided by
           operating activities.....................    (13,438,872)      (3,277,059)      (1,532)       (18,671,027)       (8,728)
                                                      -------------    -------------    ---------      --------------    ---------
Cash flows from investing activities:

  Purchases of properties, plant and equipment......    (30,614,550)     (70,584,954)     (32,997)       (43,445,926)      (20,310)
  Advances on properties plant and equipmen.........    (14,115,520)        (182,852)         (85)           369,978           173
  Purchases of investments..........................     (3,833,446)      (2,325,672)      (1,087)           222,330           104
  Proceeds from sale of temporary investments.......                                                      (2,482,189)       (1,160)
  Proceeds from sale/maturity of
   short-term investments...........................     47,343,563        5,408,662        2,527          5,408,662         2,528
                                                      -------------    -------------    ---------      --------------    ---------
          Net cash (used for) provided by
           investing activities.....................     (1,219,953)     (67,684,816)     (31,642)       (39,927,145)      (18,665)
                                                      -------------    -------------    ---------      --------------    ---------

Cash flows from financing activities:
  Senior Notes......................................                      19,114,579        8,936         19,114,579         8,936
  Issuance of other debt............................    (26,099,141)      20,537,080        9,601         14,850,225         6,942
  Repayments of debt................................     20,288,353       (7,835,207)      (3,663)        (3,174,965)       (1,484)
  Dividend paid to minority interest................     (2,380,532)               0            0                  0             0
  Repayments of capital lease obligations...........     (3,246,261)      14,496,916        6,777         16,968,797         7,932
                                                      -------------    -------------    ---------      --------------    ---------
          Net cash provided by (used for)
           financing activities.....................    (11,437,581)      46,313,368       21,651         47,758,636        22,326
                                                      -------------    -------------    ---------      --------------    ---------
Effect of revaluing to constant pesos...............     34,571,670       24,517,469       11,462         10,474,112         4,896
                                                      -------------    -------------    ---------      --------------    ---------
  Net (decrease) increase in cash...................      8,475,264         (131,038)         (61)          (365,424)         (171)
  Cash at beginning of period ......................      3,914,082        5,629,836        2,632          5,864,222         2,742
                                                      -------------    -------------    ---------      --------------    ---------
  Cash at end of period.............................  Ps 12,389,346    Ps  5,498,798    $   2,571      Ps  5,498,798     $   2,571
                                                      =============    ==============   ---------      --------------    ---------

Supplemental disclosure of cash flows inform:
  Cash paid during the period for:

     Interest.......................................  Ps  2,885,976    Ps   20,439,592  $    9,555     Ps 19,886,305     $   9,297
                                                      =============    =============    ==========     =============     =========
     Income taxes...................................  Ps  3,613,000    Ps  7,769,099    $    3,632     Ps  5,676,195      $  2,654
                                                      =============    =============    ==========     =============     =========

     The  accompanying  notes  are an  integral  part of the  consolidated financial statements.

                                 TRANSTEL  S.A.

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

   (Thousands of Pesos of June 30, 2000 purchasing power, unless otherwise specified)
                                  (Unaudited)

     NOTE 1--BASIS OF PRESENTATION

     The interim consolidated financial statements as of and for the six months ended June 30, 1999 and 2000 are unaudited and have been prepared in accordance with accounting principles generally accepted in Colombia. In the opinion of management, such interim financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the results for the interim periods. The results of operations for the six months ended June 30, 2000 are not necessarily an indication of the results to be expected for the full year. The financial information has been presented in constant Colombian Pesos of June 30, 2000 purchasing power. U.S. Dollar amounts are translated from Peso amounts at the Representative Market Rate on June 30, 2000, which was 2,139.11 Pesos to one Dollar. No representation is made that the Peso or Dollar amounts could have been or could be converted into Dollars or Pesos, as the case may be, at any particular rate or at all.

     These interim consolidated financial statements should be read in conjunction with the Company's consolidated financial statements as of and for the three years ended December 31, 1999, 1998, 1997 and 1996 and the notes thereto. See Note 6 for a description of the significant differences between Colombian and U.S. GAAP.

     In accordance with Colombian GAAP, reappraisals of properties, plant and equipment are required and recorded in offsetting accounts which are shown under the asset caption "Reappraisal of assets" and the shareholders' equity caption "Surplus from reappraisal of assets". Those reappraisals should be calculated based on appraisals made by specialists at least every three years; however, unless otherwise considered inappropriate, the appraisals are updated in the intervening years using specific indices or the official Colombian middle-income consumer price index applied on a one-month's lagging basis.

     NOTE 2--OPERATING SUBSIDIARIES

     As of June 30, 2000, Transtel has formed nine operating subsidiaries as shown in the following chart:


                                                                                         Date
                                                                            Date       commercial    Percent
                                                           Primary      Incorporated   operations    Owned by
               Subsidiary                                Area served    by Transtel       began      Transtel
---------------------------------------------------      -----------    -----------       -----      --------
Empresa de Telefonos de Jamundi S.A., E.S.P.
  ("TeleJamundi")..................................      Jamundi           9/29/93        6/1/97       99.8%
Unitel S.A. E.S.P. ("Unitel")......................      Yumbo             3/11/94        6/1/97         95
Empresa de Telefonos de Palmira S.A., E.S.P.             Palmira and
  (''TelePalmira'')................................      Candelaria        5/31/95        9/1/95         60
Telefonos de Cartago S.A., E.S.P.
  ("TeleCartago")..................................      Cartago            1/3/97        4/1/97         65
Caucatel S.A., E.S.P. ("Caucatel").................      Popayan           4/30/97        5/1/97         51
Bugatel S.A., E.S.P. ("Bugatel")...................      Buga              6/16/97        7/1/97         60
Empresa de Telecomunicaciones de Girardot S.A.,
  E.S.P. ("TeleGirardot")..........................      Girardot         12/31/97        1/1/98         60
Suscripciones  Audiovisuales E.U...................      Cali                            1/31/98        100
Cablevision E.U....................................      Cali                            1/31/98        100

                                TRANSTEL  S.A.

     In addition to the above subsidiaries, Transtel formed Telequilichao S.A. E.S.P. as a 98% owned subsidiary on December 27, 1996, Invercable S.A. as a 100% owned subsidiary on July 27, 1998 and Unicable S.A. as a 100% owned subsidiary on July 27, 1998; however, they have had no operations to date.

     In July and September, 1998 the Company acquired 97% of Suscripciones Audiovisuales S.A. and Cablevision S.A. (together "Cablevision") for Ps15,849,675 and Ps 7,242,293 in cash, respectively. The Company acquired the remaining 3% of both companies on December 15, 1998 for Ps 854,385 in cash. Cablevision owns and operates the only license for the operation of pay television services in the city of Cali and its surrounding area. Transtel used a portion of the proceeds from the Senior Notes to finance this purchase.

NOTE 3--EARNINGS PER SHARE

     Earnings per share are computed dividing net income applicable to common shares by the weighted average number of subscribed and paid shares outstanding for the three months ended June 30, 1999 and 2000, respectively. Transtel's weighted average number of shares used in the computation of earnings per share was 34,611,747,976 in 1999 and 34,611,747,976 in 2000.

NOTE 4--DEBTS

     On October 28, 1997, the Company received the net proceeds from the sale of $150 million (Ps320.9 billion) of 12 1/2% Senior Notes due 2007. These Senior Notes were sold to a pass through trust which issued certificates ("Certificates") representing pro rata interests in the Senior Notes to qualified institutional buyers in the United States of America or non-U.S. persons outside the United States. Interest payments on the Senior Notes are due on May 1 and November 1, commencing May 1, 1998. A portion of the net proceeds of the 12 1/2% Senior Notes due 2007 was used to pay all existing short and long-term debt existing at October 28, 1997, costs of issuance, a Central Bank fee and the Escrow Account.

     On December 31, 1998, the Company sold $15.0 million (Ps32.1 billion) of its 20.32% Senior Discount Notes due 2008 in a private placement. The net proceeds of approximately $14.3 million (Ps30.6 billion) were to pay for capital expenditures, to provide working capital and/or to fund future acquisitions. Interest at 0.10% will be payable in cash each year through August 13, 2008. Interest at 20.22% will accrue over the term of the Senior Discount Notes, and the accrued interest of $86.9 million (Ps185.9 billion) and principal of $15.0 million (Ps32.1 billion) will be due on August 13, 2008. The Senior Discount Notes are unsecured senior obligations of the Company and will be fully and unconditionally guaranteed on a senior, unsecured basis by each subsidiary of the Company in which the Company acquires 100% of the minority interest or provides indebtedness with the proceeds of the Senior Discount Notes. If such a guarantee is issued by a subsidiary, it must also be issued to the holders of the Senior Notes and Certificates. As of August 30, 1999 the Company has not acquired any minority interests or provided indebtedness to any subsidiary.

     The indentures of the 12 1/2% Senior Notes due 2007 and Senior Discount Notes due 2008 impose certain limitations on the ability of the Company and its subsidiaries to, among other things, incur additional indebtedness, incur liens, pay dividends or make certain other restricted payments, consummate certain asset sales, enter into certain transactions with affiliates, issue preferred stock, merge or consolidate with any other person or sell, assign, transfer, lease, convey, or otherwise dispose of all or substantially all of the assets of the Company and its subsidiaries. Under the most restrictive of these covenants, the Company may pay dividends of no more than Ps6,445,865 as of June 30, 2000.

                                TRANSTEL  S.A.

     Transtel S.A. is dependent upon transfer of funds from its subsidiaries to make the required interest and principal payments on the Senior Notes and the Certificates and the Senior Discount Notes. The subsidiaries have not guaranteed the payment of the Senior Notes and have no obligations to remit dividends on other distributions to Transtel S.A. for payment on the Senior Notes and the Certificates and the Senior Discount Notes.


     NOTE 5--OTHER NONCURRENT LIABILITIES

Other noncurrent liabilities as of June 30, 1999 and 2000 consisted of the following:

                                                                        1999               2000
                                                                        ----               ----
Payable to Siemens AG for Transtel Siemens Purchase
  Agreement......................................................   Ps  4,028,235      Ps  4,249,612 (1)
Payable to Siemens AG for TeleGirardot Siemens Purchase
  Agreement......................................................       3,264,395          4,249,612 (2)
Payable to IBM...................................................         794,150            873,791 (3)
Unearned interest income.........................................         189,025                  0
Cable television fees paid advances..............................         595,390                  0
Accrued  litigation loss.........................................       2,409,167          2,200,000
Deferred Income Taxes............................................
Negative goodwill................................................         301,555                  0
Other............................................................       1,175,063          2,644,745
                                                                    -------------      -------------
                                                                    Ps 12,756,980      Ps 14,217,760
                                                                    =============      =============


(1) Excludes Ps 607,088 which is included in other current liabilities.
(2) Excludes Ps 607,088 which is included in other current liabilities.
(3) Excludes Ps 668,938 which is included in other current liabilities.

     Girardot Telephone was sued by TeleTequendama E.S.P., a local telephone operator competitor, for Ps2,200,000 (nominal Pesos) on June 4, 1997 for unfair competition in TeleTequendama's zone of operations. Although the resolution and trial of this lawsuit will not occur during 1999, the Company and Girardot Telephone agreed that Girardot Telephone would record Ps2,200,000 (nominal Pesos), concurrent with the acquisition of Girardot Telephone by the Company on December 31, 1997, as an estimate of the liability that is probable as a result of the litigation.


     NOTE 6--DIFFERENCES BETWEEN COLOMBIAN GAAP AND U.S. GAAP

     The Company's financial statements are prepared in accordance with Colombian GAAP. Because these principles differ in certain significant respects from U.S. GAAP, this note presents a reconciliation to U.S. GAAP of net income and shareholders' equity as of and for the three month periods ended June 30, 1999 and 2000. A Registration Statement on Form F-4 was filed with the Securities and Exchange Commission and was declared effective on May 17, 1999 by the Commission.

     (a)  Reconciliation of net income:

     The following summarizes the principal differences between accounting practices under Colombian and U.S. GAAP and their effects on net income for the three month periods ended June 30, 1999 and 2000:

                                TRANSTEL  S.A.

                                                                             1999                2000
                                                                             ----                ----
Consolidated net  income under Colombian GAAP                          Ps     209,628       Ps (5,532,189)
     (i)      Deferred income taxes..................................       2,852,603             267,219
     (ii)     Surplus from reappraisal of assets.....................               -                   -
     (iii)    Depreciation...........................................      (5,438,069)         (5,452,097)
     (iv)     Capitalized interest...................................         765,325           3,677,925
     (v)      Deferred costs.........................................        (187,134)          2,262,970
     (vi)     Capital leases.........................................         (60,976)           (429,725)
     (vii)    Revenue recognition....................................     (11,707,656)            247,133
     (viii)   Reversal of deferred monetary correction...............         742,471           4,409,382
     (ix)     Effect of the above differences on minority interest...       4,409,758            (121,397)
     (x)      Distribution to shareholder............................               -                   -
     (xi)     Depreciation of Cablevision assets.....................        (348,601)           (317,971)
     (xii)    Inflation adjustment on inventories....................         183,610                   -
                                                                       --------------       -------------
Consolidated net income (loss) under U.S. GAAP                         Ps ( 8,579,041)      Ps   (988,750)
                                                                       ==============       =============

     (b) Reconciliation of shareholders' equity:

     The following summarizes the principal differences between accounting practices under Colombian GAAP and U.S. GAAP and their effects on shareholders' equity at June 30, 1999 and 2000:

                                                                             1999                2000
                                                                             ----                ----
Consolidated shareholders' equity under Colombian GAAP...............  Ps  89,038,655       Ps 91,303,357
     (i)      Deferred income taxes..................................      12,924,776          16,298,795
     (ii)     Surplus from reappraisal of assets.....................     (15,865,902)        (19,394,069)
     (iii)    Depreciation...........................................     (16,068,149)        (27,131,503)
     (iv)     Capitalized interest...................................       4,225,974          10,558,504
     (v)      Deferred costs.........................................     (31,796,336)        (22,670,746)
     (vi)     Capital leases.........................................       1,786,672           1,286,724
     (vii)    Revenue recognition....................................     (16,918,093)        (34,056,308)
     (viii)   Reversal of deferred monetary correction...............       1,724,218           6,155,544
     (ix)     Effect of the above differences on minority interest...      10,321,082          14,652,832
     (x)      Distribution to shareholder............................        (456,065)           (456,065)
     (xi)     Depreciation of Cablevision assets.....................        (522,042)           (840,187)
     (xii)    Inflation adjustment on inventories....................         183,610                   -
                                                                       --------------       -------------
Consolidated shareholders' equity under U.S. GAAP                      Ps  38,578,400       Ps 35,706,878
                                                                       ==============       =============

(c) Analysis of changes in shareholders' equity:

     The following summarizes the changes in shareholders' equity under U.S. GAAP for the six month periods ended June 30, 1999 and 1999:

                                                                            1999                2000
                                                                            ----                ----
     Balance at beginning of period..................................  Ps  47,157,442       Ps 36,695,628
     Net (loss) income...............................................      (8,579,042)           (988,750)
                                                                       --------------       -------------
     Balance at end of period........................................  Ps  38,578,400       Ps 35,706,878
                                                                       ==============       =============

     The Company has no items of other comprehensive income.

                                 TRANSTEL S.A.

     (d) Summary of significant differences between Colombian and U.S. GAAP disclosures

     (i)   Deferred Income taxes

     Under Colombian GAAP, income taxes for interim financial statements are calculated as if those financial statements were annual financial statements. Under Colombian GAAP, deferred income taxes are generally recognized for timing differences in a manner similar to Accounting Principles Board Opinion No. 11.

     Under U.S. GAAP, income taxes for interim financial statements are calculated using the estimated effective tax rate for the year. Under U.S. GAAP Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes" requires that deferred tax assets or liabilities be recorded for the tax effects of temporary differences between the financial and tax bases for assets and liabilities. A valuation allowance is provided for deferred tax assets when it is considered more likely than not that they will not be realized.

     (ii)  Surplus from reappraisal of assets

In accordance with Colombian GAAP, reappraisals of properties, plant and equipment and long-term investments are made periodically and recorded in offsetting accounts which are shown under the asset caption "Reappraisal of assets" and the shareholders' equity caption "Surplus from reappraisals of assets." Under U.S. GAAP, reappraisals of assets are not permitted.

     (iii) Depreciation

     The Company uses the reverse sum of the year's method of depreciation for Colombian GAAP purposes. The straight-line method is used for U.S. GAAP.

     (iv)  Capitalized interest

     Under Colombian GAAP, the Company does not capitalize certain interest costs on projects during construction which is required under U.S. GAAP. Under U.S. GAAP, adjustments to expenses are required for interest capitalized net of additional depreciation on interest amounts capitalized.

     (v)   Deferred costs

     Subsidiaries of the Company have deferred certain expenses which are expensed as incurred under U.S. GAAP. Under U.S. GAAP, an adjustment is required for the expensing of amounts net of any amortization taken.

     Statement of Position No. 98-5, "Reporting on the Costs of Start-Up Activities", which is effective for fiscal years beginning after December 15, 1998, required the Company to change its accounting under U.S. GAAP for organization costs.

     (vi)  Capital leases

     Certain of the Company's operating leases for Colombian GAAP purposes qualify as capital leases under U.S. GAAP. In addition to the amounts shown as capital leases in the balance sheet, the following assets and liabilities are recorded under U.S. GAAP:

                                 TRANSTEL S.A.

                                                                                 1999                  2000
                                                                                 ----                  ----
     External telephony networks.......................................      Ps  5,027,360        Ps   4,992,759
     Computer equipment................................................            399,220               339,757
     Transport fleet and equipment.....................................          2,245,252             1,910,011
     Generator.........................................................             99,458                94,387
                                                                             -------------        --------------
         Total.........................................................          7,771,290             7,336,914
     Less--Accumulated depreciation....................................         (2,948,311)           (3,612,305)
                                                                             -------------        --------------
                                                                             Ps  4,822,979        Ps   3,724,609
                                                                             =============        ==============

     The above amounts include cumulative net inflation adjustments of.Ps 2,037,846 and Ps 1,885,887 at June 30, 1999 and 1999, respectively.


     Total minimum lease payments......................................      Ps  5,128,390        Ps   3,351,539
     Less-Imputed interest.............................................         (2,351,869)           (1,130,467)
                                                                             -------------        --------------
     Present value of minimum lease payments...........................          2,776,521             2,221,072
     Less--Current portion.............................................           (567,357)           (1,552,626)
                                                                             -------------        --------------
     Long-term portion.................................................          2,209,164               668,446
                                                                             =============        ==============
     Deferred income from sale lease back..............................      Ps    259,784        Ps     248,668
                                                                             =============        ==============

     The additional total minimum lease payments as follows under U.S.GAAP:

Payable in twelve months
------------------------
     ended June 30,
     --------------
        2000...........................................................      Ps  1,552,626
        2001...........................................................          1,716,917
        2002...........................................................             81,996
                                                                             -------------
     Total minimum lease payments......................................      Ps  3,351,539
                                                                             =============

The following income statement effects are recorded under U.S. GAAP for the above capital leases:



                                                                                 1999                  2000
                                                                                 ----                  ----
     Increase in interest expense......................................      Ps    294,408        Ps     713,431
     Increase in depreciation expense..................................            587,622               369,808
     Amortization of gain from sale of
      Properties, plant and equipment on leaseback.....................             (7,872)               (7,181)
     Increase in inflation adjustment income on capital
      lease obligations................................................           (225,196)               77,251
                                                                             -------------        --------------
          Total........................................................            648,962             1,153,309
                                                                             -------------        --------------
     Rent expense
        Decrease in rent expense recorded under Colombian
         GAAP..........................................................           (587,986)             (723,584)
        Decrease in rent recorded as deferred costs under
         Colombian GAAP and reversed for U.S. GAAP
         Purposes......................................................                  -
                                                                             -------------        --------------
     Net decrease in expenses..........................................      Ps     60,976        Ps     429,725
                                                                             =============        ==============

Under U.S. GAAP, there are no operating lease commitments at June 30, 2000.

     If the equipment under Global Leases, the IBM Arrangement and the related DIAN Financing of the value-added tax and duty had been installed and accepted (and thus the lease terms commenced) at June 30, 2000, the following additional lease and tax obligations on a pro forma U.S. GAAP basis would have been outstanding:

                                 TRANSTEL S.A.

                                                                IBM               DIAN
                                          Global Leases      Arrangement        Financing            Total
                                         ---------------    -------------     --------------     ---------------
Total minimum lease or tax and
   Duty payments....................     Ps  191,902,529    Ps  1,039,928     Ps  28,636,266     Ps  221,578,723
Less--Imputed interest..............         (55,541,435)         (76,366)                           (55,617,801)
                                         ---------------    -------------     --------------     ---------------
Present value of minimum lease
   Payments.........................         136,361,094          963,562         28,636,266         165,960,922
Less--Current portion...............         (31,056,105)        (126,606)        (3,511,782)        (34,694,493)
                                         ---------------    -------------     --------------     ---------------
Long--term portion..................     Ps  105,304,989    Ps    836,956     Ps  25,124,484     Ps  131,266,429
                                         ===============    =============     ==============     ===============

The additional total minimum lease or tax and duty payments would have been as follows under U.S. GAAP:

Payable in twelve months ending June 30,
----------------------------------------
     2000...........................     Ps   22,408,181
     2001...........................          21,702,146
     2002...........................          23,120,992
     2003...........................          19,768,715
     Thereafter.....................         134,578,689
                                         ---------------
                                         Ps  221,578,723
                                         ===============

     (vii)  Revenue recognition

     Under Colombian GAAP, revenues for connection fees for telephone lines are recognized upon payment in cash or the execution of a promissory note (with a 10% down payment) by the customer and the Company's assignment of a telephone number which is transferable to others by the customer.

     Under U.S. GAAP the Company changed prospectively as of January 1, 1999 its method of accounting for connection fee income from an "installation date basis", which historically has been consistent with industry practice, to a "deferred basis". Under the former policy, connection fees were recognized as income at the date of installation with a dial tone. Under the new policy, connection fee income less direct installation costs and direct selling costs is deferred and amortized into income over five years using the straight- line method. This change was made to reflect income in excess of direct costs over an estimated service period. This change does not have a cumulative effect.

     (viii) Deferred monetary correction

     The deferred monetary correction asset and liability are reversed for U.S. GAAP purposes.

     (ix)   Minority interest

     The minority interests' share of the differences between Colombian GAAP and U.S. GAAP are presented separately.

     (x)    Distribution to shareholder

     Transtel purchased land and building from a major shareholder at appraised value in August 1996. For U.S. GAAP, the difference between the amount paid and the shareholder's historical basis is treated as a distribution to the shareholder.

                                 TRANSTEL S.A.

     (xi)    Depreciation of Cablevision Assets

     Under Colombian GAAP, goodwill or negative goodwill in an acquisition accounted for as a purchase is determined as the purchase price paid in excess of the acquiree's net worth, including reappraisal of assets. The assets of the acquiree are recorded at book value adjusted for inflation and the amount of asset reappraisals is shown as a separate caption in the balance sheet and not depreciated. Such goodwill or negative goodwill is amortized over five years.

     Under U.S. GAAP, goodwill is the excess of the purchase price paid over the fair value of the assets and liabilities acquired. The assets and liabilities are recorded at fair value and assets are depreciated over their useful lives. The Company amortizes goodwill over five years for U.S. GAAP.

     (xii)   Inflation adjustment on inventories

     Under Colombian GAAP, effective January 1, 1999 a decree issued by the Colombian Congress eliminated the inflation adjustment relating to inventories. Under U.S. GAAP, an adjustment is required for the inflation effects on inventories so that a comprehensive basis of accounting for inflation is maintained.

     (xiii)  Fiduciary Guarantee Trust  and other reclassifications

     Under Colombian GAAP, fiduciary guarantee trusts are formed to secure debts by transferring the title of fixed assets to the trust. The net book value of the trust is recorded as other assets and is amortized in the same way in which the related fixed assets would be depreciated. Under U.S. GAAP, the fixed assets used to form the fiduciary guarantee trust remain in natural fixed assets classifications and are depreciated.

The amounts reclassified as fixed assets for U.S. GAAP purposes from the fiduciary guarantee trust are as follows at June 30, 2000 (none at June 30, 1999):

     Land...................................   Ps   227,696
     Building...............................        910,778
                                               ------------
                                                  1,138,474
     Accumulated depreciation...............        (56,076)
                                               ------------
     Net....................................   Ps 1,082,398
                                               ============

     Certain other reclassifications have been made to the Colombian GAAP balance sheet to conform to the U.S. GAAP presentation, primarily the reclassification of certain receivables to advances to suppliers, prepaid expenses and noncurrent other assets.

     In addition, because of the decree issued by the Colombian Congress effective January 1, 1999 inflation adjustments are no longer applied to the various revenue and expense accounts. While this change has no effect on net income for Colombian or U.S. GAAP, for U.S. GAAP each item of revenue and expense for the six months ended June 30, 2000 should be multiplied by the average inflation factor of 1.0374 and "Net monetary inflation adjustment" income decreased by the net effect.

     (xiiii) Earnings per share

     Under Colombian GAAP, earnings per share are computed by dividing net income (loss) applicable to common shares by the weighted average number of common shares outstanding for each period presented.

     Under U.S. GAAP, earnings per share are calculated on the basis of the weighted average number of common shares outstanding, adjusted for stock dividends issued by the Company which are considered outstanding since the beginning of the earliest period presented. For U.S. GAAP, the weighted average number of shares was 34,611,747,976 during the six-month periods ended June 30, 1999 and 1999. These shares are different than

Colombian GAAP since the capitalization in December 1998 of premium on shares issued in July 1997 is treated as a stock issued under U.S. GAAP as of January 1, 1998.

     Basic and diluted income (loss) per share under U.S. GAAP are the same and were 0.01 single (0.23) Pesos and single Pesos for the six months ended June 30, 1999 and 1999, respectively.

                                  SIGNATURES


          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                Transtel S.A.
                                         -----------------------------
                                                (Registrant)


Date:  September 19, 2000                By:  /s/ Guillermo O. Lopez
                                            --------------------------
                                         Name:  Guillermo O. Lopez
                                         Title: President